UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Forest City Enterprises, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

345550107

(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 31st Floor
New York, NY 10017
(212) 888-5222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 345550107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Third Avenue Management LLC (01-0690900)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

19,969,372 shares

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

19,972,847 shares

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,972,847 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.	Security and Issuer

          This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), of Forest City Enterprises, Inc., an Ohio corporation (the “Issuer”), with principal executive offices at Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio.

Item 2.	Identity and Background

          (a) Name

          This statement is filed by Third Avenue Management LLC (“TAM”). The executive officers of TAM are:

•	David Barse: Chief Executive Officer of TAM.
•	Vincent J. Dugan: Chief Financial Officer of TAM.
•	W. James Hall: General Counsel and Secretary of TAM.

          TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts including: (i) Third Avenue Trust, on behalf of Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940; (ii) Third Avenue Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations; (iii) Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940; (iv) Third Avenue Real Estate Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations; (v) Third Avenue Variable Series Trust – Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940; (vi) Transamerica Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940; (vii) Transamerica Third Avenue Value Fund VP, an investment company registered under the Investment Company Act of 1940; (viii) OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund; (ix) AlphaBlend Global Equity Fund I, L.P., a Delaware limited partnership; (x) Manulife Global Real Estate Fund is a trust established by a Declaration of Trust dated January 28, 2008, as amended under the laws of Ontario; (xi) Manulife Global Real Estate Class are classes of shares of Manulife Investment Exchange Funds Corp., a mutual fund corporation, established by Articles of Amalgamation dated October 23, 2010 under the laws of Ontario; (xii) Touchstone Variable Series Trust Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940; and (xiii), certain separately managed accounts for which TAM serves as investment adviser.

          (b) Residence

          The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 31st Floor, New York, NY 10017.

          (c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in which such Employment is Conducted

          The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.

          (d) Criminal Convictions

          Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Civil Proceedings

          Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship

          TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

          TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) Third Avenue Trust, on behalf of Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $293,859,784.85 to acquire 8,764,203 Class A shares; (ii) Third Avenue Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations has expended $2,993,033.39 to acquire 245,830 Class A shares; (iii) Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940 has expended $127,332,887.93 to acquire 8,846,798 Class A shares; (iv) Third Avenue Real Estate Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations has expended $416,855.15 to acquire 40,975 Class A shares; (v) Third Avenue Variable Series Trust – Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940 has expended $7,252,559.41 to acquire 368,917 Class A shares; (vi) Transamerica Third Avenue Value Fund an investment company registered under the Investment Company Act of 1940 has expended $25,565,585.16 to acquire 679,836 Class A shares; (vii) Transamerica Third Avenue Value Fund VP, an investment company registered under the Investment Company Act of 1940 has expended $5,920,486.61 to acquire 321,423 Class A shares; (viii) OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund has expended $364,165.46 to acquire 19,132 Class A shares; (ix) AlphaBlend Global Equity Fund I, L.P., a Delaware limited partnership has expended $125,096.82 to acquire 5,700 Class A shares; (x) Manulife Global Real Estate Fund is a trust established by a Declaration of Trust dated January 28, 2008, as amended under the laws of Ontario has expended $361,951.51 to acquire 58,155 Class A shares; (xi) Manulife Global Real Estate Class are classes of shares of Manulife Investment Exchange Funds Corp., a mutual fund corporation, established by Articles of Amalgamation dated October 23, 2010 under the laws of Ontario has expended $68,447.14 to acquire 9,237 Class A shares; (xii) Touchstone Variable Series Trust Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940 has expended $879,725.78 to acquire 60,500 Class A shares; and (xiii), certain separately managed accounts for which TAM serves as investment adviser have expended $12,332,877.93 to acquire 552,141 Class A shares. TAM plans to use the available capital of these funds and accounts in any future purchase of the Shares.

Item 4.	Purpose of Transaction

TAM previously acquired, on behalf of certain investment advisory clients of TAM, Class A and Class B common shares of the Issuer for investment purposes. TAM currently exercises control or discretion over approximately 13.30% of the Issuer’s Class A shares of common stock and 0.12% of the Issuer’s Class B shares of common stock (collectively, “Shares”). TAM’s purchases of the Shares were made in the ordinary course of business. The Shares over which TAM currently exercises control or discretion are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.

TAM has initiated discussions with the Issuer regarding strategic initiatives the Issuer could employ to increase shareholder value including:

(a) modernizing its corporate governance by (i) implementing a plan to eliminate the dual class share structure over reasonable period of time, (ii) reducing the number of Directors and (iii) implementing a plan to eliminate the staggered board and hold annual elections for all Directors;

(b) divesting non-core business units to raise cash to (i) pay down parent company debt and (ii) conduct a tender offer for common shares at a premium to market price and a discount to intrinsic value; and

(c) enhancing financial reporting including (i) adopting a calendar year-end, (ii) holding quarterly conference calls within one day after releasing quarterly financial results, (iii) participate in industry events such as conferences, property tours, etc., (iv) present parent company financial statements in financial results and (v) provide annual appraised values of operating properties and consider early adoption of International Financial Reporting Standards.

TAM intends to continue its dialogue with, and to take and active interest in, the Issuer to encourage the implementation of these strategic initiatives. TAM may also contact and form strategic alliances with other significant shareholders of Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, Board of Directors, shareholders and others.

TAM, on behalf of its investment advisory clients, may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, TAM does not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

          (a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 19,972,847 Class A shares, constituting approximately 13.30% of the Class A shares outstanding.1

1.	Third Avenue Trust, on behalf of Third Avenue Value Fund

	(a)	Amount beneficially owned: 8,764,203 Class A shares
	(b)	Percent of class: 5.84%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 8,764,203
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 8,764,203
		(iv)	Shared power to dispose or direct the disposition: 0

[1]	The executive officers of TAM, on an individual basis, do not directly beneficially own or control Shares of the Issuer.

2.	Third Avenue Value Fund UCITS

	(a)	Amount beneficially owned: 245,830 Class A shares.
	(b)	Percent of class: 0.16%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 245,830
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 245,830
		(iv)	Shared power to dispose or direct the disposition: 0

3.	Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund

	(a)	Amount beneficially owned: 8,846,798 Class A shares
	(b)	Percent of class: 5.89%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 8,846,798
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 8,846,798
		(iv)	Shared power to dispose or direct the disposition: 0

4.	Third Avenue Real Estate Value Fund UCITS

	(a)	Amount beneficially owned: 40,975 Class A shares.
	(b)	Percent of class: 0.03%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 40,975
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 40,975
		(iv)	Shared power to dispose or direct the disposition: 0

5.	Third Avenue Variable Series Trust – Third Avenue Value Portfolio

	(a)	Amount beneficially owned: 368,917 Class A shares.
	(b)	Percent of class: 0.25%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 368,917
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 368,917
		(iv)	Shared power to dispose or direct the disposition: 0

6.	Transamerica Third Avenue Value Fund

	(a)	Amount beneficially owned: 679,836 Class A shares.
	(b)	Percent of class: 0.45%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 679,836
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 679,836
		(iv)	Shared power to dispose or direct the disposition: 0

7.	Transamerica Third Avenue Value Fund VP

	(a)	Amount beneficially owned: 321,423 Class A shares.
	(b)	Percent of class: 0.21%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 321,423
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 321,423
		(iv)	Shared power to dispose or direct the disposition: 0

8.	OFI Select-Third Avenue US Equity Fund (SICAV)

	(a)	Amount beneficially owned: 19,132 Class A shares.
	(b)	Percent of class: 0.01%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 19,132
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 19,132
		(iv)	Shared power to dispose or direct the disposition: 0

9.	AlphaBlend Global Equity Fund I, L.P.

	(a)	Amount beneficially owned: 5,700 Class A shares.
	(b)	Percent of class: 0.003%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 5,700
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 5,700
		(iv)	Shared power to dispose or direct the disposition: 0

10.	Manulife Global Real Estate Fund

	(a)	Amount beneficially owned: 58,155 Class A shares.
	(b)	Percent of class: 0.04%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 58,155
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 58,155

		(iv)	Shared power to dispose or direct the disposition: 0

11.	Manulife Global Real Estate Class

	(a)	Amount beneficially owned: 9,237 Class A shares.
	(b)	Percent of class: 0.01%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 9,237
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 9,237
		(iv)	Shared power to dispose or direct the disposition: 0

12.	Touchstone Variable Series Trust Third Avenue Value Fund

	(a)	Amount beneficially owned: 60,500 Class A shares.
	(b)	Percent of class: 0.04%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 60,500
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 60,500
		(iv)	Shared power to dispose or direct the disposition: 0

13.	Third Avenue Separately Managed Accounts

	(a)	Amount beneficially owned: 552,141 Class A shares.
	(b)	Percent of class: 0.37%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 548,666 Class A shares
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 552,141 Class A shares
		(iv)	Shared power to dispose or direct the disposition: 0

Third Avenue Trust, on behalf of Third Avenue Value Fund and certain of the Third Avenue Separately Managed Accounts also beneficially own 25,800 Class B shares in the aggregate representing 0.12% of the Class B shares outstanding.

          (c) A list of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference. All of the transactions listed on Schedule A were effected in the open market.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as otherwise set forth herein, neither TAM, nor to the best of its knowledge, any of its executive officers, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A: List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2011

THIRD AVENUE MANAGEMENT LLC

By: /s/ W. James Hall

Name: W. James Hall
Title: General Counsel

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit	Amount in Dollars

OFI Select Third Avenue US Equity	Purchase	08/04/11	2,500	16.57	41,518.00
OFI Select Third Avenue US Equity	Purchase	08/08/11	1,500	13.60	20,407.50
Separately managed accounts	Purchase	08/09/11	4,200	13.51	56,742.00
Separately managed accounts	Purchase	08/09/11	1,331	13.70	18,237.50
Separately managed accounts	Purchase	08/09/11	2,959	13.72	40,602.21
Third Avenue Real Estate Value Fund UCITS	Purchase	08/09/11	3,945	13.72	54,289.51
Third Avenue Real Estate Value Fund UCITS	Purchase	08/09/11	1,775	13.70	24,330.11
Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund	Purchase	08/09/11	493,096	13.76	6,785,790
Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund	Purchase	08/09/11	221,894	13.71	3,041,523
OFI Select Third Avenue US Equity	Purchase	08/10/11	2,500	13.59	33,992.50
Separately managed accounts	Purchase	08/10/11	592	13.64	8,076.12
Separately managed accounts	Purchase	08/10/11	1,118	13.83	15,464.29
Third Avenue Real Estate Value Fund UCITS	Purchase	08/10/11	789	13.64	10,795.18
Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund	Purchase	08/10/11	98,619	13.68	1,349,315
Third Avenue Value Fund UCITS	Purchase	08/10/11	10,000	13.57	135,759.00
Third Avenue Value Fund UCITS	Purchase	08/10/11	10,000	13.59	135,970.00
Touchstone Variable Series Trust Third Avenue Value Fund	Sell	08/11/11	7,000	13.94	97,534.72
OFI Select Third Avenue US Equity	Purchase	08/15/11	2,500	14.33	35,916.00
OFI Select Third Avenue US Equity	Purchase	08/16/11	2,500	14.04	35,197.00
Separately managed accounts	Account closed	08/16/11	223	na	na
Separately managed accounts	Sell	08/17/11	840	14.10	(11,844.00)
OFI Select Third Avenue US Equity	Purchase	08/18/11	2,500	13.57	34,028.50
Third Avenue Value Fund UCITS	Purchase	08/18/11	10,000	13.57	136,114.00
Separately managed accounts	Sell	08/22/11	195	12.52	(2,441.40)
Separately managed accounts	Sell	08/23/11	1,415	13.07	(18,495.75)
Separately managed accounts	Sell	08/23/11	3,225	13.07	(42,154.62)
Separately managed accounts	Sell	08/26/11	30	12.68	(380.40)
Separately managed accounts	Purchase	09/01/11	290	13.25	3,842.50
Separately managed accounts	Sell	09/01/11	315	13.08	(4,120.20)
Third Avenue Value Fund UCITS	Purchase	09/02/11	5,000	12.53	62,863.00
Separately managed accounts	Account closed	09/09/11	625	na	na
Separately managed accounts	Account closed	09/12/11	675	na	na
Third Avenue Value Fund UCITS	Purchase	09/23/11	15,000	11.07	166,585.50
Separately managed accounts	Account closed	09/27/11	190	na	na
Third Avenue Value Fund UCITS	Purchase	09/30/11	5,000	10.79	$53,959.50